Exhibit 99.2

GERDAU S.A. Tax ID (CNPJ/ME) 33.611.500/0001-19 Registry (NIRE): 35300520696	METALÚRGICA GERDAU S.A. Tax ID (CNPJ/ME) 92.690.783/0001-09 Registry (NIRE): 35300520751

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS AND INTEREST ON EQUITY

We would like to inform our Shareholders that Gerdau S.A. and Metalúrgica Gerdau S.A. (collectively, the “Companies”) Boards of Directors approved, on May 02, 2023, the payment of Dividends and Interest on Equity as an anticipation of the minimum payment for the current fiscal year of 2023. The amount will be paid according to the dates listed bellow and credited based in the positions of shareholders dated of May 15, 2023.

Company	Payment Date	Value per Share Common and Preferred Dividends		Value per Share Common and Preferred Interest on Equity
METALÚRGICA GERDAU S.A.	05/30/2023	R$	0.05	R$	0.25	*
GERDAU S.A.	05/29/2023		-	R$	0.51	*

(*)The interest will be paid net of withholding income tax of 15%, pursuant to Paragraph 2, Article 9 of Law 9,249/95. Beneficiaries resident or domiciled in countries with favored taxation are subject to withholding income tax of 25%, pursuant to Article 8 of Law 9,779/99. Shareholders exempt from income tax withholding must confirm their exemption by mailing the corresponding documents to the address stated at the end of this notice by May 19, 2023. The Company will consider that the shareholder is not tax-exempt if the above mentioned documents are not received by the aforementioned date.

Please note that shares acquired on May 16, 2023, and thereafter, will be traded EX-DIVIDEND.

Additional information can be obtained from our Investor Relations Department, located at Av. Doutora Ruth Cardoso, 8501 – 8th Floor – São Paulo – SP – 05425-070 – Brazil.

Phone: +55 (11) 3094.6300

E-mail: inform@gerdau.com

São Paulo, May 03, 2023.

Rafael Dorneles Japur

Executive Vice President

Investor Relations Director